June 7, 2013

Via Email and Edgar

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Brian Cascio, Accounting Branch Chief

Re:	Fairchild Semiconductor International Inc.
Form 10-K for the fiscal year ended December 30, 2012
Filed February 28, 2013
Form 10-Q for the quarter ended March 31, 2013
Filed May 10, 2013
Form 8-K dated April 18, 2013
Filed April 18, 2013
File No. 001-15181

Dear Mr. Cascio:

On behalf of Fairchild Semiconductor International, Inc. (“we” or “our”), this responds to the comments of the Division of Corporation Finance (“Staff”) dated May 23, 2013 concerning the above-referenced filings. Your comments were as follows:

Form 10-K for the fiscal year ended December 30, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33

Critical Accounting Policies and Estimates, Income Taxes, page 53

1.	We note the significance to your operating results of the foreign tax rate differential and foreign exchange differences, as disclosed in the income tax provision reconciliation on page 80. In light of the increasingly significant impact of lower taxes on foreign earnings to your operating results, please consider describing the relationship between foreign pre-tax income and the foreign effective tax rate in greater detail in future filings. It appears that separately discussing the foreign effective income tax rate is important information material to an understanding of your results of operations. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350. Tell us how you plan to address this comment.

Securities and Exchange Commission

Division of Corporation Finance

June 7, 2013

Our Response:

We respectfully note the Staff’s comment and we will ensure that future filings more closely address the impact of lower taxes on foreign earnings to our operating results by expanding our discussion on the more significant components that may be considered unusual or infrequent events, transactions or significant economic changes, and/or by identifying Foreign Rate Differential as a separate line item within the rate reconciliation.

Consolidated Financial Statements

Note 8. Income Taxes, page 79

2.	We see that the income tax provision decreased significantly from prior years primarily due to increases in the benefit from foreign tax rate differentials and foreign exchange differences. In this regard, we note the disclosure that you no longer benefited from the preferential income tax holiday in China in 2012. Please revise future filing to discuss the changes in foreign tax differentials and exchange differences that contributed to decreased income tax rates. Refer to FASB ASC 740-10-50-12.

Our Response:

We will ensure that future filings are revised to provide further detail that emphasizes the material information that contribute to either a decreased or increased income tax rate.

Exhibit Index, page 102

3.	We note your statement on page 88 that shareholders have cumulative voting rights in the election of directors. Please tell us which section of your certificate of incorporation reflects those rights.

Our Response:

On May 5, 2010, our stockholders voted to eliminate cumulative voting rights in connection with our board of directors’ adoption of a majority voting standard in uncontested director elections. We amended our certificate of incorporation accordingly on June 2, 2010. We will ensure that all future filings are revised to correctly reflect the elimination of cumulative voting rights.

Securities and Exchange Commission

Division of Corporation Finance

June 7, 2013

Form 10-Q for the fiscal quarter ended March 31, 2013

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19

Results of Operations, page 21

4.	We reference the disclosures on page 21 that you present non-GAAP measures as additional measures of your “operating performance” and you believe it is useful to investors because it illuminates operational trends by excluding non-recurring or otherwise unusual transactions. In this regard, we see that you exclude from net income certain recurring operational items such as restructuring/impairments and amortization of acquisition–related intangible assets. In addition, you exclude other operating items such as the write-off of equity investments and depreciation of assets due to fab closures.

Please tell us:

•	Why you believe the GAAP items that you exclude from the measure are not indicative of the operating performance of your business.

•	How the elimination of items identified as non-recurring is consistent with Question 102.03 of the C&DI related to Non-GAAP Financial Measures

Our Response:

Our disclosures state that we present these non-GAAP financial measures “as additional measures of our operating performance.” We use the reference to “operating performance” to clarify that we are not presenting these particular non-GAAP financial measures as measures of liquidity. Because we state that these are “additional” measures of operating performance, we do not intend to suggest that the measures that are excluded are not components of operating performance. Instead, our statements are intended only to indicate that presenting measures that exclude these items provides additional insight into trends and other factors affecting our operating results, and we specifically state that these financial measures should not be considered a replacement for GAAP results.

As well, our intent is not to “smooth” the adjusted operating results that we report, as the non-GAAP financial measures we report reflect period-to-period variability in aspects of our operations. We strive to be balanced in our approach by not only adding back expense items but by deducting items, when appropriate. For example, we deducted the release of the litigation reserve noted above from our adjusted net income. In addition, we disclose a measure of free cash flow that reduces our cash from operations noted on the cashflow statement. We do this because we believe it is important that investors understand that we must make significant investments in fixed assets each year to run our business.

Securities and Exchange Commission

Division of Corporation Finance

June 7, 2013

We note that although an event may be non-recurring or unusual, the financial statement implications of that event may be recorded over several periods. In addition, in evaluating whether an event is non-recurring or unusual, we have focused not on the line item where the financial implications of the event are recorded, but on the cause of the event or the site or business unit affected by an event, and we have endeavored to describe these events in a manner that distinguishes them from other events that we exclude from our adjusted, non-GAAP financial measures. We believe that such transparency allows investors with a different perspective to easily identify certain items and adjust for them as they deem appropriate. Based on our experience, our investors and the financial community seem to understand the metrics we disclose and they find the additional information to be helpful. Nevertheless, in light of the Staff’s comment, we recognize that there may be differing interpretations as to the “nature” of a charge or gain, and that our introductory language may suggest that all of the excluded items are non-recurring or unusual. Accordingly, in future filings we will revise the introductory language to our non-GAAP operating measures to read substantially as follows:

Adjusted net income (loss), adjusted gross margin, and free cash flow are also included in the table below. These are non-GAAP financial measures and should not be considered a replacement for GAAP results. We present adjusted results because we use these measures, together with GAAP measures, for internal managerial purposes and as a means to evaluate period-to-period comparisons. However, we do not, and you should not, rely on non-GAAP financial measures alone as measures of our performance. We believe that non-GAAP financial measures reflect an additional way of viewing aspects of our operations that – when taken together with GAAP results and the reconciliations to corresponding GAAP financial measures that we also provide in our press releases – provide a more complete understanding of factors and trends affecting our business. We strongly encourage you to review all of our financial statements and publicly-filed reports in their entirety and to not rely on any single financial measure. Our criteria for adjusted results may differ from methods used by other companies and may not be comparable and should not be considered as alternatives to net income or loss, gross margin, or other measures of consolidated operations and cash flow data prepared in accordance with US GAAP as indicators of our operating performance or as alternatives to cash flow as a measure of liquidity.

5.	We reference the adjustment for accelerated depreciation on assets related to the planned closure of the 8-inch line at your Salt Lake facility. Please revise future filings to disclose your plans for the line closure and the period over which the depreciation is being accelerated. We do not see any related disclosure in the consolidated interim financial statements.

Our Response:

We respectfully note the Staff’s comment and we will ensure that future filings include our plan for the line closure and the period over which the depreciation will be accelerated.

Securities and Exchange Commission

Division of Corporation Finance

June 7, 2013

6.	The discussion under “First Quarter Financials” appears to focus on the non-GAAP financial measures ‘adjusted gross margin’ and ‘free cash flow’ rather than the GAAP measures. In future filings, please discuss the most directly comparable financial measure determined in accordance with GAAP with equal or greater prominence than the non-GAAP measure. Refer to Item 10(e)(1)(i) of Regulation S-K, as required by Item 2.02 of Form 8-K.

Our Response:

We note your comment regarding gross margin and will ensure in future filings that GAAP gross margin is given greater prominence than adjusted data. We respectfully believe that our presentation and disclosures regarding free cash flow are consistent with the guidance set forth in Question 102.07 of the Compliance & Disclosure Interpretations related to Non-GAAP Financial Measures.

Fairchild Semiconductor International, Inc. hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in this filing;

•	it may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

•	staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filing; and

Sincerely,

/s/ Mark Frey
Mark Frey
Chief Financial Officer